December 8, 2010

Caroline Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cloud Peak Energy Inc.
Registration Statement on Form S-1
Filed November 19, 2010
File No. 333-170744
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
File No. 001-34547
Schedule 14A Definitive Proxy Statement
Filed April 29, 2010
File No. 001-34547

Dear Ms. Kim:

This letter sets forth a follow-up response of Cloud Peak Energy Inc. (the “Company” or “Cloud Peak”) to the comment letter, dated December 6, 2010, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (File No. 001-34547) filed March 17, 2010 (the “2009 Form 10-K”), and the Company’s Schedule 14A Definitive Proxy Statement (File No. 001-34547) filed April 29, 2010. In order to ease your review, we have repeated the corresponding comment in its entirety.

Definitive Proxy Statement on Schedule 14A, filed April 29, 2010

Executive Compensation, page 39

4.                                       We note that the Compensation Committee considers the risks associated with your compensation policies and practices, with respect to both executive compensation and compensation generally.  We also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Company respectfully notes the Staff’s comment.  As previously discussed with the Staff, the Compensation Committee of the Company, as required by its charter, meets at least two times a year to assist the Board of Directors of the Company with matters related to executive compensation.  In 2010, the Compensation Committee has held seven meetings to date, and the Corporate Secretary of the Company, an attorney familiar with the applicable laws, rules and regulation of the SEC, including Item 402(s) of Regulation S-K, attends each meeting.  In preparation for filing the Company’s annual proxy statement, the Compensation Committee met twice.  As required by its charter, the Compensation Committee reviewed and discussed the Company’s Compensation Discussion and Analysis disclosure with management and issued its annual compensation committee report on executive officer compensation in accordance with the applicable laws, rules and regulation of the SEC.  At its meeting on April 5-7, 2010, as memorialized in the minutes of the Compensation Committee, the Compensation Committee discussed the Company’s overall compensation program as it related to the Company’s risk profile.  The Compensation Committee concluded, in its judgment, that the potential risks arising from the Company’s compensation policies or practices were not reasonably likely to have a material adverse effect on the Company.  The Company acknowledges its disclosure obligations under Item 402(s) of Regulation S-K to the extent that any risks arising from the Company’s future compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

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Should you have any questions or comments with respect to this filing, please call me at (212) 504-6177.

Sincerely,

/s/ MICHAEL C. RYAN

Michael C. Ryan

cc:	Roger Schwall (Securities and Exchange Commission)
Anne Nguyen Parker (Securities and Exchange Commission)
Colin Marshall (Cloud Peak Energy Inc.)
Michael Barrett (Cloud Peak Energy Inc.)
Robert Puls (PricewaterhouseCoopers LLP)
David Buist (PricewaterhouseCoopers LLP)